Exhibit 99.1

SAI.TECH Announces MOU Signings for HEATNUC Targeting Nuclear and SMR Markets in the Middle East

Singapore, July 09, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), announces the signing of two Memorandums of Understanding (MoU) for HEATNUC products aimed at strengthening cooperation within the small moduar reactor industry. These MoUs are set to enhance SAI.TECH’s competitiveness in the Middle Eastern and international markets while increasing localization efforts in the region.

The first MoU, signed with Suzhou East Instrument Technology Co., Ltd., signifies a strategic partnership focused on the export of electrical and instrumentation control system equipment for nuclear power and engineering projects. This includes Class IE K1 and K2 electrical and instrumentation control equipment, Class IE K3 equipment, non-safety-related packaged air equipment, and instrumentation and control equipment for nuclear power plants. The collaboration also encompasses nuclear safety and quality management initiatives.

The second MoU, inked with Kunshan Three-Dimensional Heat Exchanger Co., Ltd., outlines plans for joint production of nuclear and Small Modular Reactor (SMR) equipment and components. This collaboration aims to enhance competitiveness and localize production in the Middle East. Kunshan 3D specializes in the development of high-end equipment such as aerospace science experimental devices, nuclear power equipment, and test benches, utilizing high-temperature alloys, titanium alloys, and various metal materials. The partnership will extend to providing specialized services including testing, maintenance, diagnostics, inspections, engineering services, and the supply of spare parts.

Both MoUs underscore the commitment to mutual growth through the exchange of project management expertise, enterprise management practices, and collaborative marketing efforts targeting nuclear-grade and SMR sectors. Additionally, HEATNUC and its partners will explore opportunities for expanding their presence in international markets through joint export ventures.

These initiatives align with HEATNUC’s strategy to solidify its position as a key player in the global nuclear industry, leveraging partnerships to deliver innovative solutions and uphold the highest standards of quality and safety.

About HEATNUC

HEATNUC is a Small Modular Reactor Division of SAI.TECH, dedicated to developing 3rd generation PWR and 4th generation SFR and HTGR. HEATNUC also promotes utilizing the high-temperature electrolytic refining fuel cycle to extend the usage life of uranium ore to tens of thousands of years, while actively assisting in the development of global uranium raw material resources.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

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